Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 30 DATED JULY 9, 2018
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Elysium 14 Controlled Subsidiary

On May 10, 2016, we acquired ownership of a “majority-owned subsidiary”, 14th Street L.L.C. (the “Elysium 14 Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $4,475,000, which is the initial stated value of our equity interest in the Elysium 14 Controlled Subsidiary (the “Elysium 14 Investment”). On January 12, 2018, we increased our total investment amount to $6,475,000 and made several modifications to the existing operative agreements (the “New Elysium 14 Investment”). On July 2, 2018, the New Elysium 14 Investment was redeemed in full. All preferred return payments were paid in full and the investment yielded an internal rate of return of approximately 12.4% over the entire hold period.

Sno Woodlands, LLC

On December 18, 2015, Fundrise Real Estate Investment Trust, LLC (“Fundrise”) entered into a subscription agreement with Sno Woodlands, LLC, a Delaware limited liability company (“Woodlands”) managed by Evergreen Housing Development Group, LLC, a Washington limited liability company (“Evergreen”), whereby Fundrise acquired $2,000,000 in Class B Units of Woodlands (the “Units”). Evergreen used the proceeds from the sale of the Units to refinance a stabilized 100-unit townhome apartment complex located at 34626 SE Swenson Drive, Snoqualmie, WA 98065 (the “Property”). On July 5, 2018, Woodlands paid off the $2,000,0000 investment. All preferred return payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 12.1% over the entire hold period.